UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Atif I. Azher, Esq.

William R. Dougherty, Esq.

Naveed Anwar, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

May 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928563402	Page 2

1.	Names of Reporting Persons. SL SPV-2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,133,485
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,133,485

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,133,485
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 3

1.	Names of Reporting Persons. SLTA SPV-2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,133,485
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,133,485

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,133,485
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 4

1.	Names of Reporting Persons. SLTA SPV-2 (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,133,485
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,133,485

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,133,485
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 928563402	Page 5

1.	Names of Reporting Persons. Silver Lake Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,561,833
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,561,833

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,561,833
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 6

1.	Names of Reporting Persons. Silver Lake Technology Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 243,679
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 243,679

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 243,679
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 7

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,805,512
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,805,512

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,805,512
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 8

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,805,512
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,805,512

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,805,512
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 928563402	Page 9

1.	Names of Reporting Persons. Silver Lake Partners V DE (AIV), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,964,898
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,964,898

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,964,898
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 10

1.	Names of Reporting Persons. Silver Lake Technology Investors V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 109,885
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 109,885

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,885
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 11

1.	Names of Reporting Persons. Silver Lake Technology Associates V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,074,783
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,074,783

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,074,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402	Page 12

1.	Names of Reporting Persons. SLTA V (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,074,783
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,074,783

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,074,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 928563402	Page 13

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 42,050,818
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,050,818

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,050,818
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 1 (the “Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on November 3, 2021 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”) related to the shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) of VMware, Inc., a Delaware corporation (the “Issuer”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On May 26, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Broadcom Inc., a Delaware corporation (“Broadcom”), Verona Holdco, Inc. a Delaware corporation and a direct wholly owned subsidiary of the Issuer (“Holdco”), Verona Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Holdco (“Merger Sub 1”), Barcelona Merger Sub 2, Inc., a Delaware corporation and a direct wholly owned subsidiary of Broadcom (“Merger Sub 2”) and Barcelona Merger Sub 3, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Broadcom (“Merger Sub 3”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) Merger Sub 1 will be merged with and into the Issuer (the “First Merger”), with the Issuer continuing as the surviving corporation in the First Merger (the “Surviving Company”) and becoming a wholly owned subsidiary of Holdco; (ii) following the First Merger, the Surviving Company will be converted from a Delaware corporation into a Delaware limited liability company (the “Conversion”); (iii) following the Conversion, Merger Sub 2 will be merged with and into Holdco (the “Second Merger”), with Holdco continuing as the surviving corporation in the Second Merger (the “Holdco Surviving Company”) and becoming a wholly owned subsidiary of Broadcom; and (iv) following the Second Merger, the Holdco Surviving Company will be merged with and into Merger Sub 3 (the “Third Merger,” and together with the First Merger, the Conversion and the Second Merger, the “Transactions”), with Merger Sub 3 continuing as the surviving limited liability company and as a wholly owned subsidiary of Broadcom.

As a result of the Transactions, each share of Class A Common Stock issued and outstanding immediately prior to the effective time of the Second Merger will be indirectly converted into the right to receive, at the election of the holder of such share of Class A Common Stock, and subject to proration in accordance with the Merger Agreement as described below: (a) $142.50 per share in cash, without interest (the “Cash Consideration”), or (b) 0.25200 shares of common stock, par value $0.001 per share, of Broadcom (the “Stock Consideration”). The shareholder election will be subject to a proration mechanism, such that the total number of shares of Class A Common Stock entitled to receive the Cash Consideration, and the total number of shares of Class A Common Stock entitled to receive the Stock Consideration, will, in each case, be equal to 50% of the aggregate number of shares of Class A Common Stock issued and outstanding immediately prior to the effective time of the Second Merger.

Consummation of the Transactions is subject to the satisfaction or waiver of customary closing conditions, including adoption of the Merger Agreement by the Issuer’s stockholders and certain regulatory approvals.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit D hereto and is incorporated by reference herein.

Voting Agreement

Concurrently with the execution of the Merger Agreement, SLP IV, SLTI IV, SLP V, SLTI V, SPV-2 and SLG (each, an “SLP Stockholder” and collectively, the “SLP Stockholders”) entered into a Voting Agreement (the “Voting Agreement”) with Broadcom with respect to all of the shares of Class A Common Stock owned by the SLP Stockholders as set forth in the Voting Agreement and any shares of Class A Common Stock subsequently acquired by the SLP Stockholders during the term of the Voting Agreement. Pursuant to the Voting Agreement, the SLP

Stockholders agree, at any meeting of stockholders of the Issuer called with respect to the Merger Agreement, to vote all of their shares of Class A Common Stock in favor of the adoption of the Merger Agreement and in favor of any proposal to adjourn or postpone such meeting of stockholders to a later date if there are not sufficient votes to approve the adoption of the Merger Agreement, and against any action or agreement that would reasonably be expected to result in any of the conditions to the completion of the Transactions not being fulfilled and against any competing proposal to acquire the Issuer or certain levels of ownership thereof. The SLP Stockholders agree not to transfer or pledge any shares of Class A Common Stock during the term of the Voting Agreement, subject to certain limited exceptions. The Voting Agreement will terminate upon the earliest to occur of the completion of the Transactions, the delivery of written notice by the Issuer to Broadcom at any time following a change to the Issuer’s board of directors’ recommendation in favor of the Transactions, the delivery of written notice by the SLP Stockholders to Broadcom following an amendment to the Merger Agreement that is adverse to the SLP Stockholders and that is made without the prior written consent of the SLP Stockholders, and the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit E hereto and is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

D. Agreement and Plan of Merger, dated as of May 26, 2022, by and among Broadcom Inc., VMware, Inc., Verona Holdco, Inc., Verona Merger Sub, Inc., Barcelona Merger Sub 2, Inc. and Barcelona Merger Sub 3, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Broadcom Inc. filed with the Securities and Exchange Commission on May 26, 2022 (Commission File No. 001-38449)).

E. Voting Agreement, dated as of May 26, 2022, by and among Broadcom Inc., SLP IV, SLTI IV, SLP V, SLTI V, SPV-2 and SLG (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Broadcom Inc. filed with the Securities and Exchange Commission on May 26, 2022 (Commission File No. 001-38449)).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2022

Silver Lake Partners IV, L.P.
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Technology Investors IV, L.P.
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Technology Associates IV, L.P.
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA IV (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Partners V DE (AIV), L.P.
By: Silver Lake Technology Associates V, L.P., its general partner
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Technology Investors V, L.P.
By: Silver Lake Technology Associates V, L.P., its general partner
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Technology Associates V, L.P.
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA V (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SL SPV-2, L.P.
By: SLTA SPV-2, L.P., its general partner
By: SLTA SPV-2 (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA SPV-2, L.P.
By:	SLTA SPV-2 (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA SPV-2 (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel